

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 1, 2022

Glenn Laken
Chief Executive Officer
CMG Holdings Group, Inc.
2130 North Lincoln Park West 8N
Chicago, Illinois 60614

>   **Re: CMG Holdings Group, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2021**
>   **Filed March 31, 2022**
>   **File No. 0-51770**

Dear Mr. Laken:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services